August 21, 2012

Board of Trustees Oppenheimer Currency Opportunities Fund (a Massachusetts Business Trust) 6803 South Tucson Way Centennial, CO 80112-3924	Board of Trustees Oppenheimer Currency Opportunities Fund (a Delaware Statutory Trust) 6803 South Tucson Way Centennial, CO 80112-3924

Re:	Reorganization of Oppenheimer Currency Opportunities Fund (a Massachusetts Business Trust) into Oppenheimer Currency Opportunities Fund (a Delaware Statutory Trust)

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the reorganization (the “Reorganization”) pursuant to an Agreement and Plan of Reorganization dated as of August 21, 2012 (the “Agreement”) by and between Oppenheimer Currency Opportunities Fund, a Massachusetts business trust (“Acquired Fund”), and Oppenheimer Currency Opportunities Fund, a Delaware statutory trust (“Acquiring Fund”).1  In the Reorganization, Acquiring Fund will acquire all of the assets of Acquired Fund in exchange solely for shares of beneficial interest of Acquiring Fund (“Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund, followed by the Acquired Fund’s distribution of those shares pro rata to its shareholders of record in liquidation of Acquired Fund.

In rendering this opinion, we have examined (1) the Agreement, (2) the Combined Prospectus and Proxy Statement filed with the Securities and Exchange Commission on December 16, 2011 regarding the Reorganization, as amended or supplemented (“Proxy”), that was furnished to Shareholders, and (3) other documents we have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”).  We have assumed, for purposes hereof, the accuracy and completeness of the information contained in all the Documents.  As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties set forth in the Agreement and on the statements and representations of officers and other representatives of Acquired Fund and Acquiring Fund (collectively, “Representations”).  We have assumed that any Representation made “to the knowledge and belief” (or similar qualification) of any person or party is, and at the Closing Date (as defined in the Agreement) will be, correct without such qualification.  We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement.  Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganization.

OPINION

Based solely on the facts and representations set forth in the reviewed documents and the Representations of officers of the Funds, and conditioned on (i) those representations’ being true on the Closing Date of the Reorganization and (ii) the Reorganization’s being consummated in accordance with the Agreement (without the waiver or modification of any terms or conditions thereof), our opinion with respect to the federal income tax consequences of the Reorganization is as follows.

1.           The Reorganization will be a reorganization under section 368(a) of the Code, and Acquired Fund and Acquiring Fund will each be a party to a reorganization under section 368(b) of the Code.

2.           No gain or loss will be recognized by Acquired Fund upon the transfer of substantially all of its assets to, and the assumption of certain of its liabilities by, Acquiring Fund in exchange solely for the Acquiring Fund Shares, followed by the distribution of those Acquiring Fund Shares to Acquired Fund’s shareholders in liquidation of Acquired Fund.

3.           No gain or loss will be recognized by Acquiring Fund on the receipt of Acquired Fund's assets in exchange solely for the Acquiring Fund Shares and the assumption of certain of the liabilities of Acquired Fund.

4.           The basis of Acquired Fund's assets in the hands of Acquiring Fund will be the same as the basis of such assets in Acquired Fund's hands immediately prior to the Reorganization.

5.           Acquiring Fund's holding period in the assets received from Acquired Fund will include Acquired Fund's holding period in such assets (except where Acquiring Fund’s investment activities have the effect of reducing or eliminating an asset’s holding period).

6.           Acquired Fund’s shareholders will recognize no gain or loss on the exchange of their shares in Acquired Fund (“Acquired Fund Shares”) for Acquiring Fund Shares in the Reorganization.

7.           Acquired Fund’s shareholders’ aggregate basis in the Acquiring Fund Shares received by them will be the same as their aggregate basis in the Acquired Fund Shares surrendered in exchange therefor.

8.           The holding period of the Acquiring Fund Shares received by Acquired Fund’s shareholders will include the holding period of the Acquired Fund Shares surrendered in exchange therefor.

Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service (“Service”) in existence on the date hereof.  All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification.  Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court.  Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other federal, or any state, local, or foreign tax consequences of the Reorganization or any other action (including any taken in connection therewith).  Our opinion also applies only if each Fund is solvent, and we express no opinion about the tax treatment of the transactions described herein if either Fund is insolvent.  Finally, our opinion is solely for the addressees’ information and use and may not be relied on for any purpose by any other person without our express written consent, except that our opinion may be disclosed to any Fund Shareholders and they may rely on it as if they were addressees of this opinion, it being understood that we are not establishing any lawyer-client relationship with any Fund Shareholders.

Very truly yours,

/s/ K&L Gates LLP

1           Each of Acquired Fund and Acquiring Fund is sometimes referred to herein as a “Fund.” The term “Shareholders” refers to holders of beneficial interest in Acquired Fund or Acquiring Fund, as the case may be.  All “section” references are to the Internal Revenue Code of 1986, as amended (“Code”), unless otherwise noted.